UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

NewLake Capital Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

651495103

(CUSIP Number)

West Family Investments, Inc.

5800 Armada Dr., Ste 100

Carlsbad, CA 92008

(760) 431-9190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651495103

1	NAME OF REPORTING PERSON West Family Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,625,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,625,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 651495103

1	NAME OF REPORTING PERSON Gary West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,625,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,625,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 651495103

1	NAME OF REPORTING PERSON Mary West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,625,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,625,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of NewLake Capital Partners, Inc. (the “Issuer”) located at 27 Pine Street, Suite 50, New Canaan, Connecticut 06840.

Item 2.	Identity and Background

This statement is filed jointly on behalf of West Family Investments, Inc. (the “Adviser”), Gary West and Mary West (collectively, the “Reporting Persons”) with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3.

A. THE ADVISER

(a) West Family Investments, Inc., a Delaware corporation located at 5800 Armada Dr., Ste 100, Carlsbad, California 92008. The Adviser is a family office exempt from registration under the Family Office Exemption.

(d) During the last five years, the Adviser has had no criminal convictions.

(e) During the last five years, the Adviser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B. GARY WEST

(a) Gary West

(b) 5800 Armada Dr., Ste 100, Carlsbad, California 92008.

(c) Managing Principal of the Adviser located at 5800 Armada Dr., Ste 100, Carlsbad, California 92008.

(d) During the last five years, Gary West has had no criminal convictions.

(e) During the last five years, Gary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

C. MARY WEST

(a) Mary West

(b) 5800 Armada Dr., Ste 100, Carlsbad, California 92008.

(c) Managing Principal of the Adviser located at 5800 Armada Dr., Ste 100, Carlsbad, California 92008.

(d) During the last five years, Mary West has had no criminal convictions.

(e) During the last five years, Mary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

D. OTHER Executive Officers and Directors

(a)-(c) Shelley Lyford, David McBride, Tim Lash and Marc Harper are certain executive officers and directors of the Adviser (together referred to herein as the "Other Executive Officers and Directors"), who, together with Gary West and Mary West, are all the executive officers and directors of the Adviser. Schedule I hereto sets forth the list of Other Executive Officers and Directors and their respective principal occupations, addresses and citizenship.

(d) During the last five years, none of the Other Executive Officers and Directors have had a criminal conviction.

(e) During the last five years, none of the Other Executive Officers and Directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Personal funds, not loans, were used. As of the date hereof, none of the Other Executive Officers and Directors beneficially own any shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Adviser

(1)	Amount beneficially owned by the Adviser: 1,625,167(1)

(2)	Percent: 7.6%(2)

  Gary West

(1)	Amount beneficially owned by Gary West: 1,625,167(3)

(2)	Percent: 7.6%(2)

  Mary West

(1)	Amount beneficially owned by Mary West: 1,625,167(4)

(2)	Percent: 7.6%(2)

(b)	Adviser

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 1,625,167

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 1,625,167

  Gary West

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 1,625,167

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 1,625,167

  Mary West

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 1,625,167

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 1,625,167

(c)	Not applicable.

(d)	The Shares are owned by various entities, trusts, funds and accounts (the “Owners”) managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner.(1) None of the Owners hold more than 5% of the outstanding Shares of the Issuer as of August 13, 2021. To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

(1)	The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. Section 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom own more than 5% of the class of the Issuer’s securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 7.6% of the Issuer’s Shares outstanding).

(2)	Based on 21,363,090 shares of Common Stock of the Issuer outstanding as of August 13, 2021 as reported in the Issuer’s prospectus filed August 13, 2021 pursuant to Rule 424(b) of the Securities Act of 1933.

(3)	Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Gary West may be deemed to beneficially own 1,625,167 shares of Common Stock of the Issuer (constituting approximately 7.6% of the Issuer’s Common Stock outstanding). The Shares represent (i) 887,996 shares of Common Stock held by NLCP Holdings, LLC beneficially owned by West Investment Holdings, LLC by virtue of its sole voting power over the Shares, plus 69,344 shares of Common Stock issuable upon the exercise of warrants currently exercisable, and (ii) 619,454 shares of Common Stock held by NLCP Holdings, LLC beneficially owned by West CRT Heavy by virtue of its sole voting power over the Shares, plus 48,373 shares of Common Stock issuable upon the exercise of warrants currently exercisable.

(4)	Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mary West may be deemed to beneficially own 1,625,167 shares of Common Stock of the Issuer (constituting approximately 7.6% of the Issuer’s Common Stock outstanding). The Shares represent (i) 887,996 shares of Common Stock held by NLCP Holdings, LLC beneficially owned by West Investment Holdings, LLC by virtue of its sole voting power over the Shares, plus 69,344 shares of Common Stock issuable upon the exercise of warrants currently exercisable, and (ii) 619,454 shares of Common Stock held by NLCP Holdings, LLC beneficially owned by West CRT Heavy by virtue of its sole voting power over the Shares, plus 48,373 shares of Common Stock issuable upon the exercise of warrants currently exercisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares are owned by the Owners and managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners included in this filing, holds more than 5% of the outstanding Shares of the Issuer as of August 13, 2021.

The Adviser does not own any of the Shares directly, but maintains investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom own more than 5% of the class of the Issuer’s securities to which this filing pertains.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement, dated as of August 23, 2021, by and among West Family Investments, Inc., Gary West and Mary West

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2021

WEST FAMILY INVESTMENTS, INC.

By:	/s/ Gary West
Name:	Gary West
Title:	Chief Executive Officer

/s/ Gary West

Name:	Gary West

/s/ Mary West

Name:	Mary West

SCHEDULE I

Other Executive Officers and Directors of the Adviser

Name	Business Address	Present Principal Occupation or Employment	Citizenship

Shelley Lyford	5800 Armada Dr., Ste 100 Carlsbad, California 92008	President and Director of the Adviser	USA

David McBride	5800 Armada Dr., Ste 100 Carlsbad, California 92008	Vice President and Director of the Adviser	USA

Tim Lash	5800 Armada Dr., Ste 100 Carlsbad, California 92008	Secretary of the Adviser	USA

Marc Harper	5800 Armada Dr., Ste 100 Carlsbad, California 92008	Treasurer and Director of the Adviser	USA